UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 15)*

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares, Par Value NIS .005 Per Share

(Title of Class of Securities)

750115305

(CUSIP Number)

Robert T. Burke, Esq.

MBV Law LLP

855 Front Street

San Francisco, CA 94111

(415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Howard P.L. Yeung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,328,887 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 19,328,887 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,328,887

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 3 OF 6 PAGES

This Amendment amends Items 5, 6 and 7 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong (“H. Yeung”), on June 8, 1998, as amended, relating to the Ordinary Shares, par value NIS .005 per share (the “Ordinary Shares”), of Rada Electronic Industries Limited, an Israeli corporation (“Rada”), by amending such items as set forth below.

ITEM 5:	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

(a) H. Yeung owns directly 7,045,674 Ordinary Shares, representing approximately 38.1% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant, the 2001 Warrant, and the Debt Conversion Warrant previously reported, and if Mr. Yeung were to obtain and exercise the Bank Warrants described in subsection (c) below, he would own 19,328,887 Ordinary Shares, representing approximately 62.8% of the outstanding Ordinary Shares. These percentages are based on 18,510,716 Ordinary Shares issued and outstanding as of June 19, 2003, according to Rada’s Form 6-K filed on June 24, 2003. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation (“Horsham”). Horsham currently owns 1,350,086 Ordinary Shares (the “Horsham-Rada Shares”). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 20,678,973 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant, the 2001 Warrant and the Debt Conversion Warrant). Such 20,678,973 Ordinary Shares would represent approximately 67.2% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

(b) H. Yeung would have sole voting and sole dispositive power over any Ordinary Shares acquired pursuant to the Bank Warrants described under Item 5(c) below.

(c) As of September 24, 2003, Rada issued to Bank Leumi Le-Israel B.M. and Bank Hapoalim B.M (collectively, the “Banks”) warrants (the “Bank Warrants”) to purchase an aggregate of 3,781,995 Ordinary Shares. The exercise price under both warrants is NIS .05 per share. As of the same date, the Banks and H. Yeung entered into an option agreement (the “Option Agreement”) giving each other certain put and call rights with respect to the Bank Warrants. For a period of 18 months after the issuance of the Bank Warrants (the “Initial Call Option Period”), H. Yeung can require the Banks to sell the Bank Warrants to H. Yeung. For the first 45 days after the expiration of the Initial Call Option Period (the “Put Option Period”), the Banks can require H. Yeung to purchase the Bank Warrants from the Banks. For the first 45 days after the expiration of the Put Option Period, H. Yeung can again require the Banks to sell the Bank Warrants to H. Yeung. If the Banks require H. Yeung to purchase the Bank Warrants, the consideration to be paid by H. Yeung for the Bank Warrants is U.S. $1,251,000. If H. Yeung requires the Banks to sell the Bank Warrants, the

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 4 OF 6 PAGES

consideration to be paid by H. Yeung for the Bank Warrants is the same amount, subject to possible increase based on the market price of the Ordinary Shares as of the date the call option is exercised, but in no event higher than U.S. $1,770,165.

The Banks may not exercise the Bank Warrants prior to midnight on June 24, 2005 (the “Lock-up Period”). Only H. Yeung may exercise the Bank Warrants during the Lock-up Period (after transfer of the Bank Warrants to H. Yeung under the Option Agreement). After the expiration of the Lock-up Period, the Bank Warrants may be exercised by the holder thereof. At any time after the earlier of the expiration of the Lock-up Period or the transfer of the Bank Warrants to H. Yeung, the holder of the Bank Warrants is entitled to certain “piggyback” registration rights with respect to the Ordinary Shares that may be acquired by the exercise of the Bank Warrants. In addition, Rada and H. Yeung have entered into a Registration Rights Agreement (the “Rights Agreement”) whereby Rada grants H. Yeung both “demand” and “piggyback” registration rights in the event H. Yeung acquires either or both of the Bank Warrants pursuant to the Option Agreement.

In addition, H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

Date	Ordinary Shares	Price per share
04/15/03	2,000	0.60000
04/17/03	1,000	0.60000
04/24/03	10,000	0.60000
04/30/03	6,000	0.60000
05/07/03	7,000	0.60000
05/08/03	4,000	0.60000
05/16/03	1,000	0.60000
05/27/03	7,000	0.60000
05/29/03	1,000	0.60000
06/03/03	1,000	0.60000
06/05/03	7,000	0.60000
06/16/03	1,000	0.60000
06/17/03	1,000	0.60000
06/19/03	8,000	0.60000
10/10/03	4,000	0.60000
10/16/03	2,000	0.60000

(d)	Not applicable.

(e)	Not applicable.

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 5 OF 6 PAGES

ITEM 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

As of September 24, 2003, H. Yeung entered into the Option Agreement with the Banks and the Rights Agreement with Rada, as described in subparagraph 5(c) above.

ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to disclose the following:

6. Option Agreement dated September 24, 2003; and

7. Registration Rights Agreement dated September 24, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

/s/

Howard P.L. Yeung

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 6 OF 6 PAGES

EXHIBIT INDEX

Exhibit 6	Option Agreement dated September 24, 2003; and

Exhibit 7	Registration Rights Agreement dated September 24, 2003.